SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

    Information to be Included in Statements Filed Pursuant to Rule 13d-1(b),
                    (c) and (d) and Amendments Thereto Filed
                             Pursuant to Rule 13d-2
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                  ReneSola Ltd
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G7500C 106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                         2
--------------------------

--------------------------------------------------------------------------------
1            Name of Reporting Person:

             I.R.S. Identification No. of Above Person (Entities Only)

             Ruixin Holdings Limited
--------------------------------------------------------------------------------
2            Check the Appropriate Box if A Member of A Group         (a) |_|

                                                                      (b) |_|
--------------------------------------------------------------------------------
3            SEC Use Only
--------------------------------------------------------------------------------
4            Citizenship or Place of Organization

             British Virgin Islands
--------------------------------------------------------------------------------
                          5        Sole Voting Power
 Number of
                                        37,454,939 ordinary shares
  Shares                  ------------------------------------------------------
                          6        Shared Voting Power
Beneficially
                                        0
 Owned by                 ------------------------------------------------------
                          7        Sole Dispositive Power
   Each
                                        37,454,939 ordinary shares
 Reporting                ------------------------------------------------------
                          8        Shared Dispositive Power
Person With
                                        0
--------------------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person

                      37,454,939 ordinary shares
--------------------------------------------------------------------------------
10           Check if the Aggregate Amount in Row (9) Excludes Certain
             Shares                                                        |_|
--------------------------------------------------------------------------------
11           Percent of Class Represented By Amount In Row 9

                      27.2%
--------------------------------------------------------------------------------
12           Type of Reporting Person

                      CO
--------------------------------------------------------------------------------

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                         3
--------------------------

--------------------------------------------------------------------------------
1            Name of Reporting Person:

             I.R.S. Identification No. of Above Person (Entities Only)

             Xianshou Li
--------------------------------------------------------------------------------
2            Check the Appropriate Box if A Member of A Group         (a) |_|

                                                                      (b) |X|
--------------------------------------------------------------------------------
3            SEC Use Only
--------------------------------------------------------------------------------
4            Citizenship or Place of Organization

             People's Republic of China
--------------------------------------------------------------------------------
             5       Sole Voting Power
 Number of
                        23,266,229 ordinary shares
  Shares     -------------------------------------------------------------------
             6       Shared Voting Power
Beneficially
                        14,188,710 ordinary shares (consisting of 13,053,614 and
 Owned by               1,135,096 ordinary shares beneficially owned by Mr.
                        Zhengmin Lian and Mr. Xiangjun Dong, respectively, which
   Each                 are expressly disclaimed by Mr. Xianshou Li)

 Reporting   -------------------------------------------------------------------
             7       Sole Dispositive Power

Person With             23,266,229 ordinary shares
             -------------------------------------------------------------------
             8       Shared Dispositive Power

                        14,188,710 ordinary shares (consisting of 13,053,614 and 1,135,096 ordinary shares beneficially owned by Mr. Zhengmin Lian and Mr. Xiangjun Dong, respectively, which are expressly disclaimed by Mr. Xianshou Li)
--------------------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person

                      37,454,939 ordinary shares
--------------------------------------------------------------------------------
10           Check if the Aggregate Amount in Row (9) Excludes Certain
             Shares                                                        |_|
--------------------------------------------------------------------------------
11           Percent of Class Represented By Amount In Row 9

                      27.2%
--------------------------------------------------------------------------------
12           Type of Reporting Person

                      IN
--------------------------------------------------------------------------------

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                         4
--------------------------

--------------------------------------------------------------------------------
1            Name of Reporting Person:

             I.R.S. Identification No. of Above Person (Entities Only)

             Zhengmin Lian
--------------------------------------------------------------------------------
2            Check the Appropriate Box if A Member of A Group         (a) |_|

                                                                      (b) |X|
--------------------------------------------------------------------------------
3            SEC Use Only
--------------------------------------------------------------------------------
4            Citizenship or Place of Organization

             People's Republic of China
--------------------------------------------------------------------------------
                          5        Sole Voting Power
 Number of
                                        0
  Shares                  ------------------------------------------------------
                          6        Shared Voting Power
Beneficially
                                        13,053,614 ordinary shares
 Owned by                 ------------------------------------------------------
                          7        Sole Dispositive Power
   Each
                                        0
 Reporting                ------------------------------------------------------
                          8        Shared Dispositive Power
Person with
                                        13,053,614 ordinary shares
--------------------------------------------------------------------------------
9            Aggregate Amount Beneficially Owned by Each Reporting Person

                     13,053,614 ordinary shares
--------------------------------------------------------------------------------
10           Check if the Aggregate Amount in Row (9) Excludes Certain
             Shares                                                        |_|
--------------------------------------------------------------------------------
11           Percent of Class Represented By Amount In Row 9

                      9.5%
--------------------------------------------------------------------------------
12           Type of Reporting Person

                      IN
--------------------------------------------------------------------------------

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                         5
--------------------------

ITEM 1(a).        NAME OF ISSUER:
                  ---------------

                  ReneSola Ltd

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  ------------------------------------------------

                  No. 8 Baoqun Road
                  Yaozhuang County, Jiashan Town
                  Zhejiang Province 314117
                  People's Republic of China

ITEM 2(a).        NAME OF PERSON FILING:
                  ----------------------

                  Ruixin Holdings Limited

                  Xianshou Li

                  Zhengmin Lian

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
                  -------------------------------------------------------------

                  Ruixin Holdings Limited
                  Craigmuir Chambers, Road Town, Tortola, British Virgin Islands

                  Xianshou Li
                  No. 8 Baoqun Road
                  Yaozhuang Industrial Park, Jiashan County
                  Zhejiang Province 314117
                  People's Republic of China

                  Zhengmin Lian
                  No. 8 Baoqun Road
                  Yaozhuang Industrial Park, Jiashan County
                  Zhejiang Province 314117
                  People's Republic of China

ITEM 2(c)         CITIZENSHIP:
                  ------------

                  The place of organization of Ruixin Holdings Limited is the British Virgin Islands.
                  Xianshou Li is a citizen of the People's Republic of China. Zhengmin Lian is a citizen of the People's Republic of China.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:
                  -----------------------------

                  Ordinary Share of no par value

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                         6
--------------------------

ITEM 2(e).        CUSIP NUMBER:
                  -------------

                  G7500C 106

ITEM 3.           Not Applicable
                  --------------

ITEM 4.           OWNERSHIP:
                  ----------

                  The following information with respect to the ownership of the ordinary shares of the issuer by the reporting person is provided as of December 31, 2008:

                                                                                                          Shared power
                                                                            Shared                         to dispose
                                                                           power to     Sole power to     or to direct
                              Amount        Percent    Sole power to      vote or to    dispose or to          the
                           beneficially       of      vote or direct      direct the     direct the        disposition
   Reporting Person           owned:         class:      the vote:           vote:      disposition of:        of:
   ----------------           ------         ------      ---------           -----      ---------------        ---
                            37,454,939                   37,454,939                       37,454,939
Ruixin Holdings Limited   ordinary shares    27.2%     ordinary shares        0         ordinary shares         0

                                                                          14,188,710                       14,188,710
                            37,454,939                   23,266,229        ordinary       23,266,229        ordinary
Xianshou Li              ordinary shares*    27.2%     ordinary shares     shares*      ordinary shares      shares*

                                                                          13,053,614                       13,053,614
                            13,053,614                                     ordinary                         ordinary
Zhengmin Lian            ordinary shares**    9.5%            0            shares**            0            shares**

-------------------

* Includes 13,053,614 and 1,135,096 ordinary shares beneficially owned by Mr. Zhengmin Lian and Mr. Xiangjun Dong, respectively, while the legal ownership and voting rights to those shares are held by Ruixin Holdings Limited under a trust agreement entered into among Mr. Xianshou Li, Mr. Zhengmin Lian, Mr. Xiangjun Dong and Mr. Yuncai Wu on May 2, 2006.

** Consists of 13,053,614 ordinary shares which legal ownership and voting rights are held by Ruixin Holdings Limited under a trust agreement entered into among Mr. Xianshou Li, Mr. Zhengmin Lian, Mr. Xiangjun Dong and Mr. Yuncai Wu on May 2, 2006.

                  Ruixin Holdings Limited, a British Virgin Islands company, is the record owner of 37,454,939 ordinary shares of ReneSola Ltd. Mr. Xianshou Li is the sole shareholder of Ruixin Holdings Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Xianshou Li may be deemed to beneficially own all of the shares of ReneSola Ltd held by Ruixin Holdings Limited. Mr. Xianshou Li disclaims the 13,053,614 and 1,135,096 ordinary shares beneficially owned by Mr. Zhengmin Lian and Mr. Xiangjun Dong, respectively.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                  ---------------------------------------------

                  Not applicable

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                         7
--------------------------

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:
                  --------------------------------------------------------

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:
                  -------------------------------------------------------------

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                  ---------------------------------------------------------

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:
                  ------------------------------

                  Not applicable

ITEM 10.          CERTIFICATION:
                  -------------

                  Not applicable

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                         8
--------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2009

Ruixin Holdings Limited    By:     /s/ Xianshou Li
                                   ------------------------------------------
                           Name:   Xianshou Li
                           Title:  Director

Xianshou Li                By:     /s/ Xianshou Li
                                   ------------------------------------------

Zhengmin Lian              By:     /s/ Zhengmin Lian
                                   ------------------------------------------

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                         9
--------------------------

                             Joint Filing Agreement
                             ----------------------

      In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares of no par value, of ReneSola, a British Virgin Islands company, and that this Agreement may be included as an Exhibit to such joint filing.

      This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

           [Remainder of this page has been left intentionally blank.]

--------------------------
CUSIP NO. G7500C 106              Schedule 13 G                         10
--------------------------

                    Signature Page to Joint Filing Agreement

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 10, 2009.

Ruixin Holdings Limited         By:     /s/ Xianshou Li
                                        ----------------------------------------
                                Name:   Xianshou Li
                                Title:  Director

Xianshou Li                     By:     /s/ Xianshou Li
                                        ----------------------------------------

Zhengmin Lian                   By:     /s/ Zhengmin Lian
                                        ----------------------------------------